UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 December 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
DEALINGS IN SECURITIES BY DIRECTOR
Name of director: F Abbott
Nature of transaction: On market purchase of
ordinary shares
Date: 15 December 2015
Class of securities: Ordinary shares
Purchase price per share: R12.74
Ordinary shares purchased: 300 000
Total Value of purchase: R3 822 047.72
Nature and extent of
directors interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealing by the director.
For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Johannesburg, South Africa
17 December 2015
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 17 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name:Frank Abbott
Title: Financial Director